Charles J. Bair +1 858 550 6142 cbair@cooley.com	VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Turning Point Therapeutics, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-230428)

March 26, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tonya K. Aldave
Dietrich King

Re:	Turning Point Therapeutics, Inc.
Registration Statement on Form S-1
Filed March 21, 2019
File No. 333-230428

Ladies and Gentlemen:

On behalf of Turning Point Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 13, 2019 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2019, which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on March 21, 2019 (the “Registration Statement”), we are submitting this supplemental letter to further address comment 5 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of comment 5 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

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U.S. Securities and Exchange Commission

March 26, 2019

Page Two

Staff Comment and Response

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Determination of the Fair Value of Common Stock, page 85

5.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share of Common Stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range does not reflect the impact of any reverse stock split of the Common Stock that may be effected prior to the effectiveness of the Registration Statement (“Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Goldman Sachs & Co. LLC and SVB Leerink LLC, the lead underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the Common Stock, which the Company expects to be a two-dollar range within the Preliminary Price Range, as well as the terms of the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) most recent arm’s-length sales of its convertible preferred stock and (ii) most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 26, 2019

Page Three

subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the prices at which the Company sold shares of its convertible preferred stock in 2017 and 2018, as the case may be, and the superior rights and preferences of the convertible preferred stock relative to the Common Stock at the time of each Common Stock option grant;

•

the progress of the Company’s research and development programs, including the status and results of the Company’s clinical trial for its lead drug candidate, repotrectinib (TPX-0005), and other potential drug candidates;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biopharmaceutical industry in particular, and trends within such industries;

•	the Company’s financial position, including cash and cash equivalents on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Common Stock and convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare and biopharmaceutical industries.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its Common Stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 26, 2019

Page Four

call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, the OPM methodology was utilized for the independent third-party valuations of the Common Stock as of December 31, 2017 (the “December 2017 Valuation”) and June 30, 2018 (the “June 2018 Valuation”) discussed below, and the Hybrid Method was utilized for the independent third-party valuation of the Common Stock as of November 30, 2018 (the “November 2018 Valuation”) discussed below, because the Company had better visibility into the timing of a potential IPO. Equity value for the IPO scenario utilized in the November 2018 Valuation was weighted based on a probability of the IPO. In the IPO scenario discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of Common Stock.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuations prior to November 30, 2018, the Company considered the most recent arm’s length convertible preferred stock financings prior to the issuance of any option grants, as the basis for the value of its Common Stock at the date of the option grant. On or after November 30, 2018, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM (utilizing the backsolve method) and PWERM methodologies, as the Company had obtained better visibility into the near-term timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Guide.

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options as follows:

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 26, 2019

Page Five

Date of Grant	Numbers of Shares Subject to Options Granted	Exercise Price Per Share of Common Stock		Estimated Fair Value Per Share of Common Stock at Grant Date
March 9 – June 25, 2018	[***]	$	[***]	$	[***]	[1]
November 6 – November 27, 2018	[***]	$	[***]	$	[***]
February 20, 2019	[***]	$	[***]	$	[***]

December 2017 Valuation and March – June 2018 Stock Option Grants

From March 9, 2018 through June 25, 2018, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $[***] per share based on a number of factors, including the December 2017 Valuation.

For the December 2017 Valuation, the Company utilized the OPM methodology to derive the implied equity value for the Company. For the OPM methodology, the Company utilized both the guideline transaction method and the backsolve method, to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The guideline transaction method estimates the Company’s business enterprise value based on a review of development-stage biotechnology and biopharmaceutical companies which initially received venture capital and later exited in some form; business enterprise value derived is predicated on the valuation multiples of transactions involving target companies with similar characteristics. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the December 2017 Valuation, the backsolve method reflected the Company’s Series C convertible preferred stock financing, which closed in May 2017. In addition, each of a Black-Scholes protective put-option analysis, a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, and a restricted stock studies analysis were performed in an effort to estimate the appropriate DLOM for the Common Stock. After consideration of the above methods, the DLOM was concluded to be 35.0% for the December 2017 Valuation. The December 2017 Valuation estimated the fair value of the Common Stock to be $[***] per share.

The December 2017 Valuation reflected the Company’s Series C convertible preferred stock financing, which closed in May 2017. For the period from the December 2017 Valuation to June 25, 2018, the Board determined there were no internal or external developments since the December 2017 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock as of each grant from March 9, 2018 to June 25, 2018 was $[***] per share.

Subsequent to the issuance of the foregoing awards, the Company reassessed the Common Stock fair value related to the options granted from March 9, 2018 to June 25, 2018 in light of the June 2018 Valuation. The Company’s reassessed fair value was based on a straight-line method between the December 2017 Valuation and the June 2018 Valuation which resulted in a weighted-average grant date estimated fair value of $[***] per share. The reassessed grant date estimated fair value for these grants is reflected in stock-based compensation expense within the Company’s statement of operations and comprehensive loss for the year ended December 31, 2018 included in the Registration Statement.

[1]	Represents weighted-average estimated fair value. See the last paragraph under the heading “December 2017 Valuation and March – June 2018 Stock Option Grants”.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 26, 2019

Page Six

June 2018 Valuation and November 2018 Stock Option Grants

From November 6, 2018 through November 27, 2018, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $[***] per share based on a number of factors, including the June 2018 Valuation.

For the June 2018 Valuation, the Company utilized the OPM methodology to derive the implied equity value for the Company. For the OPM methodology, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the June 2018 Valuation, the backsolve method reflected the Company’s receipt of proposed terms from [***] and other investors to purchase $80.0 million in shares of the Company’s Series D convertible preferred stock at $[***] per share (the “Proposed Series D Terms”). In addition, each of a Black-Scholes protective put-option analysis, a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, and a restricted stock studies analysis were performed in an effort to estimate the appropriate DLOM for the Common Stock. After consideration of the above methods, the DLOM was concluded to be 33.0% for the June 2018 Valuation. The June 2018 Valuation estimated the fair value of the Common Stock to be $[***] per share.

The June 2018 Valuation reflected the Proposed Series D Terms. For the period from the June 2018 Valuation to November 27, 2018, the Board determined there were no internal or external developments since the June 2018 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the stock as of each grant from November 6, 2018 to November 27, 2018 was $[***] per share.

November 2018 Valuation and February 2019 Stock Option Grant

On February 20, 2019, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grant was $[***] per share based on a number of factors, including the November 2018 Valuation.

For the November 2018 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 50% and the PWERM (IPO scenario) being weighted at 50%.

For the OPM methodology, the market approach was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the November 2018 Valuation, the OPM methodology reflected the Company’s Series D convertible preferred stock financing, which closed in October 2018.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock, Common Stock and options to purchase Common Stock, based on the rights and preferences of each class of equity. The Company deemed it appropriate to include a 50% weighting for the PWERM methodology because at the time of the valuation the Company had just completed its IPO organizational meeting on November 26, 2018, whereby it was discussed that the Company expected to consummate its IPO between [***] and [***], 2019, which gave the Company some visibility into the probability and timing of potential future outcomes. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies,

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 26, 2019

Page Seven

fatigue from institutional investors, geopolitical risk (including potential delays caused by a U.S. government shutdown), or other Company specific events like an unfavorable data readout for repotrectinib (TPX-0005) prior to the IPO, a setback in the field of small molecule, targeted oncology therapies at the Company or other companies in the field or other development setbacks could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the PWERM methodology was weighted at 50%, and captured the value created in an expected/potential IPO scenario, while the non-IPO (stay private) scenario is captured in the OPM methodology (weighted at 50%). Incorporated into the November 2018 Valuation was the Company’s Series D convertible preferred stock financing, which was completed in October 2018.

In addition, each of a Black-Scholes protective put-option analysis, a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, and a restricted stock studies analysis were performed in an effort to estimate the appropriate DLOM for the Common Stock. After consideration of the above methods, the DLOM was concluded to be 33.0% for the stay private scenario and 10.0% for the IPO scenario. The November 2018 Valuation estimated the estimated fair value of the Common Stock to be $[***] per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the November 2018 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the November 2018 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•	The Company made additional progress in, and received favorable additional clinical data from, its ongoing Phase 1/2 clinical trial for its lead drug candidate, repotrectinib;

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”) and the filing of the Registration Statement with the Commission on March 21, 2019.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the November 2018 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the shares of the Company’s convertible preferred stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock as compared to the Common Stock prior to the IPO.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

March 26, 2019

Page Eight

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in November 2018 is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*     *     *

Please contact me at (858) 550-6142, Karen E. Anderson at (858) 550-6088 or Asa M. Henin at (858) 550-6104 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair
Cooley LLP

cc:	Athena Countouriotis, M.D., Turning Point Therapeutics, Inc.

Karen E. Anderson, Cooley LLP

Asa M. Henin, Cooley LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com